Ballard Power Systems Inc.

News Release

Ballard to Present at Lambert Edwards SMID-West Investor Conference

For Immediate Release – November 30, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present to institutional investors and analysts at the 7th annual Lambert, Edwards & Associates SMID-West Investor Conference, to be held on December 8, 2011 in Chicago.

SMID-West 2011 is an invitation-only event that will introduce professional investors from the buy-side and sell-side to the management teams of top-performing small- and mid-cap (SMID) companies in a one-on-one and small-group meeting format. For more information regarding the conference, or for institutional investors interested in meeting with company management, please contact Brad Van Houte at (616) 233-0500 or bvanhoute@lambert-edwards.com.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com